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MAR 07 2002

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37779

RECEIVED MAR 07 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/00 (MM/DD/YY) AND ENDING 12/31/00 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Tel-Effective Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1106 Second Street, Suite 183
(No. and Street)

Encinitas, CA 92024
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary R. Mortenson (760)633-3339
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gregory R. Miller, CPA Roberts & Miller Accountants, Inc.
(Name — *if individual, state last, first, middle name*)

1012 Second STreet, Suite 200 Encinitas, CA 92024
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Vf 3-22-02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Mary R. Mortenson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tel-Effective Securities, Inc., as of December 31, ~~19~~2000, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Mary Mortenson
Signature

Owner
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of San Diego } ss.

On Feb. 25, 2002, before me, Elizabeth Etienne, Notary Public
Date — Name and Title of Officer (e.g., "Jane Doe, Notary Public")

personally appeared Mary Mortenson,
Name(s) of Signer(s)

☑ personally known to me
☐ proved to me on the basis of satisfactory evidence

ELIZABETH ETIENNE
Commission # 1328841
Notary Public - California
San Diego County
My Comm. Expires Dec 5, 2005

to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal.

Elizabeth Etienne
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: ______

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer

Signer's Name: ______

☐ Individual
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

FORM X-17A-5	**FOCUS REPORT** **(Financial and Operational Combined Uniform Single Report)** **Part IIA Annual Short 17a-5(a)** INFORMATION REQUIRED OF BROKERS AND DEALERS PERSUANT TO RULE 17

COVER

Select a filing method: Basic (•) Alternate ( ) [0011]

Name of Broker Dealer: TEL-EFFECTIVE SECURITIES, INC. [0013]

SEC File Number: 8- 37779 [0014]

Address of Principal Place of Business: 343 W. "I" STREET [0020]

ENCINITAS [0021] CA [0022] 92024 [0023]

Firm ID: 19933 [0015]

For Period Beginning 01/01/2000 [0024] And Ending 12/31/2000 [0025]

Name and telephone number of person to contact in regard to this report:

Name: MARY R. MORTENSON [0030] Phone: 760-633-3339 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: [0032] Phone: [0033]

Name: [0034] Phone: [0035]

Name: [0036] Phone: [0037]

Name: [0038] Phone: [0039]

Does respondent carry its own customer accounts? Yes ( ) [0040] No (X) [0041]

Check here if respondent is filing an audited report [X] [0042]

ROBERTS & MILLER ACCOUNTANTS, INC.
A Professional Corporation

MEMBER

AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

CALIFORNIA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

1012 SECOND ST., SUITE 200
ENCINITAS, CALIFORNIA 92024

760-943-2323
FAX 760-943-2329

February 19, 2001

Tel-Effective Securities, Inc.
1106 Second Street, Suite 183
Encinitas, California 92024

We have audited the accompanying Statement of Financial Condition--Statutory Basis--of Tel-Effective Securities, Inc. as of December 31, 2000, and the related Statements of Computation of Capital--Statutory Basis, Computation of Basic Capital Requirement--Statutory Basis, Statement of Income--Statutory Basis, Statement of Changes in Ownership Equity--Statutory Basis, and Statement of Cash Flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

These financial statements were prepared in a format prescribed by Section 15 of the Securities Exchange Act of 1934. The audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The Computation of Net Capital and Other Supplemental Information is presented for the purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tel-Effective Securities, Inc. as of December 31, 2000, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

ROBERTS & MILLER ACCOUNTANTS, INC.

Roberts + Miller Accountants, Inc.

ASSETS

Consolidated [0198] Unconsolidated [0199]

		Allowable	Non-Allowable	Total
1.	Cash	6033 [0200]		6033 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	[0295]		
	B. Other	[0300]	[0550]	[0810]
3.	Receivables from non-customers	[0355]	[0600]	[0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	[0424]		
	E. Spot commodities	[0430]		[0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost [0130]		3300	3300
	B. At estimated fair value	[0440]	[0610]	[0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	[0880]

See Notes to Financial Statements

	A. Exempted securities [0150]			
	B. Other securities [0160]			
7.	Secured demand notes market value of collateral:	[0470]	[0640]	[0890]
	A. Exempted securities [0170]			
	B. Other securities [0180]			
8.	Memberships in exchanges:			
	A. Owned, at market [0190]			
	B. Owned, at cost		[0650]	
	C. Contributed for use of the company, at market value		[0660]	[0900]
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	[0910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	[0680]	[0920]
11.	Other assets	[0535]	[0735]	[0930]
12.	**TOTAL ASSETS**	6033 [0540]	3300 [0740]	9333 [0940]

See Notes to Financial Statements

LIABILITIES AND OWNERSHIP EQUITY

	Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13.	Bank loans payable	[1045]	[1255]	[1470]
14.	Payable to brokers or dealers:			
	A. Clearance account	[1114]	[1315]	[1560]
	B. Other	[1115]	[1305]	[1540]
15.	Payable to non-customers	[1155]	[1355]	[1610]
16.	Securities sold not yet purchased, at market value		[1360]	[1620]
17.	Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	[1685]
18.	Notes and mortgages payable:			
	A. Unsecured	[1210]		[1690]
	B. Secured	[1211]	[1390]	[1700]
19.	Liabilities subordinated to claims of general creditors:			
	A. Cash borrowings:		[1400]	[1710]
	1. from outsiders [0970]			
	2. Includes equity subordination (15c3-1(d)) of [0980]			
	B. Securities borrowings, at market value:		[1410]	[1720]

from outsiders

[0990]

C. Pursuant to secured demand note collateral agreements: [1420] [1730]

1. from outsiders

[1000]

2. Includes equity subordination (15c3-1(d)) of

[1010]

D. Exchange memberships contributed for use of company, at market value [1430] [1740]

E. Accounts and other borrowings not qualified for net capital purposes [1220] [1440] [1750]

20. **TOTAL LIABLITIES** [1230] [1450] [1760]

Ownership Equity

		Total
21.	Sole proprietorship	[1770]
22.	Partnership (limited partners [1020])	[1780]
23.	Corporations:	
	A. Preferred stock	[1791]
	B. Common stock	10000 [1792]
	C. Additional paid-in capital	42696 [1793]

See Notes to Financial Statements

	D. Retained earnings	(43363)	[1794]
	E. Total	9333	[1795]
	F. Less capital stock in treasury		[1796]
24.	TOTAL OWNERSHIP EQUITY	9333	[1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	9333	[1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 01/01/2000 [3932]	Period Ending 12/31/2000 [3933]	Number of months	12 [3931]

REVENUE

1.	Commissions:		
	a. Commissions on transactions in exchange listed equity securities executed on an exchange		[3935]
	b. Commissions on listed option transactions		[3938]
	c. All other securities commissions		[3939]
	d. Total securities commissions		[3940]
2.	Gains or losses on firm securities trading accounts		
	a. From market making in options on a national securities exchange		[3945]
	b. From all other trading		[3949]
	c. Total gain (loss)		[3950]
3.	Gains or losses on firm securities investment accounts		[3952]
4.	Profit (loss) from underwriting and selling groups		[3955]
5.	Revenue from sale of investment company shares		[3970]
6.	Commodities revenue		[3990]
7.	Fees for account supervision, investment advisory and administrative services		[3975]
8.	Other revenue - Interest Income	446	[3995]
9.	Total revenue	446	[4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers		[4120]
11.	Other employee compensation and benefits		[4115]
12.	Commissions paid to other broker-dealers		[4140]
13.	Interest expense		[4075]

See Notes to Financial Statements

	a. Includes interest on accounts subject to subordination agreements	[4070]		
14.	Regulatory fees and expenses NASD, SIPC & Department of Corporations		265	[4195]
15.	Other expenses Operating Expenses - Note 3		3225	[4100]
16.	Total expenses		3490	[4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		(3044)	[4210]
18.	Provision for Federal Income taxes (for parent only)			[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above			[4222]
	a. After Federal income taxes of	[4238]		
20.	Extraordinary gains (losses)			[4224]
	a. After Federal income taxes of	[4239]		
21.	Cumulative effect of changes in accounting principles			[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		(3044)	[4230]

See Notes to Financial Statements

TEL-EFFECTIVE SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2000

Cash Flows from Operating Activities:	
Net Income	$ (3,044)
Adjustments to Reconcile Net Income to	
Net Cash Provided by Operating Activities:	
Cash Flows From Investing Activities:	
Purchase of Warrants	(3,300)
Cash Flows From Financing Activities:	
Proceeds From Increase in Paid in Capital	3,300
Net Decrease in Cash and Cash Equivalents	(3,044)
Cash and Cash Equivalents - January 1, 2000	9,077
Cash and Cash Equivalents - December 31, 2000	$ 6,033

SEE NOTES TO FINANCIAL STATEMENTS

SEE NOTES TO FINANCIAL STATEMENTS

TEL-EFFECTIVE SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2000

1. General

The Company is a non-clearing, no holdings broker. It collects commissions on the sale of securities.

2. Summary of Significant Accounting Policies

The Company prepares its financial statements on the accrual basis of accounting. There were no accruals necessary at year end.

The Company is registered to do business in the State of Delaware and operates out of California. It files the necessary reports with both states and pays franchise tax to both. For Federal income tax purposes, the Company has a net operating loss carryforward of $41,776 to be applied against income in 2001.

3. Other expenses for the year are as follows:

Accounting	$ 760
Bank Charges	98
Franchise Tax	850
Telephone	73
Licenses & Permits	109
Dues & Subscriptions	1,335
	$ 3,225

TEL-EFFECTIVE SECURITIES, INC.
DECEMBER 31, 2000

ADDITIONAL INFORMATION

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☒ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☐ [4570]

Clearing Firm SEC#s	Name	Product Code
8- ______ [4335A]	______ [4335A2]	______ [4335B]
8- ______ [4335C]	______ [4335C2]	______ [4335D]
8- ______ [4335E]	______ [4335E2]	______ [4335F]
8- ______ [4335G]	______ [4335G2]	______ [4335H]
8- ______ [4335I]	______ [4335I2]	______ [4335J]

D. (k) (3)--Exempted by order of the Commission ☐ [4580]

See Notes To Financial Statements

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			9333 [3480]
2.	Deduct ownership equity not allowable for Net Capital			[3490]
3.	Total ownership equity qualified for Net Capital			9333 [3500]
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			0 [3520]
	B. Other (deductions) or allowable credits (List)			
		[3525A]	[3525B]	
		[3525C]	[3525D]	
		[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities			9333 [3530]
6.	Deductions and/or charges:			
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)		3300 [3540]	
	B. Secured demand note deficiency		[3590]	
	C. Commodity futures contracts and spot commodities - proprietary capital charges		[3600]	
	D. Other deductions and/or charges		[3610]	3300 [3620]
7.	Other additions and/or credits (List)			
		[3630A]	[3630B]	
		[3630C]	[3630D]	
		[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions			6033 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			

See Notes To Financial Statements

A.	Contractual securities commitments	[3660]	
B.	Subordinated securities borrowings	[3670]	
C.	Trading and investment securities:		
1.	Exempted securities	[3735]	
2.	Debt securities	[3733]	
3.	Options	[3730]	
4.	Other securities	[3734]	
D.	Undue Concentration	[3650]	
E.	Other (List)		
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	0 [3740]
10.	Net Capital		6033 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	0 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	5000 [3760]
14.	Excess net capital (line 10 less 13)	1033 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	6033 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

See Notes To Financial Statements

16. Total A.I. liabilities from Statement of Financial Condition — 0 [3790]

17. Add:

A. Drafts for immediate credit — [3800]

B. Market value of securities borrowed for which no equivalent value is paid or credited — [3810]

C. Other unrecorded amounts(List)

[3820A]	[3820B]
[3820C]	[3820D]
[3820E]	[3820F]
	0 [3820]

0 [3830]

19. Total aggregate indebtedness — 0 [3840]

20. Percentage of aggregate indebtedness to net capital (line 19 / line 10) — % [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) — % [3860]

See Notes To Financial Statements

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

See Notes To Financial Statements

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period			9077 [4240]
	A.	Net income (loss)		(3044) [4250]
	B.	Additions (includes non-conforming capital of	3300 [4262])	3300 [4260]
	C.	Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)			9333 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period		[4300]
	A.	Increases	[4310]
	B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)		0 [4330]

See Notes To Financial Statements

TEL-EFFECTIVE SECURITIES, INC.
OTHER SUPPLEMENTAL INFORMATION
DECEMBER 31, 2000

Because Tel-Effective Securities, Inc. is a non-clearing broker with no holdings, the financial statements do not encompass the information necessary to prepare the following reports and statements:

- Computation of Reserve Requirements pursuant to Rule 15c3-3
- Information relating to Possession or Control Requirements under Rule 15c3-3
- A reconciliation pursuant to Rule 17a-5(d)(4)
- A Supplemental Report pursuant to Rule 17a-5(d)(4)

TEL-EFFECTIVE SECURITIES, INC.
STATEMENT OF NET CAPITAL
DECEMBER 31, 2000

We, the auditors, have found no differences between the net capital computation enclosed in Tel-Effective Securities, Inc. unaudited December 31, 2000 Focus 11A and the audited December 31, 2000 net capital computation.

Audited Net Capital	December 31, 2000	$6,033
		======

ROBERTS & MILLER ACCOUNTANTS, INC.
A Professional Corporation

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
CALIFORNIA SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

1012 SECOND ST., SUITE 200
ENCINITAS, CALIFORNIA 92024
760-943-2323
FAX 760-943-2329

February 19, 2001

Mary Mortenson
c/o Tel-Effective Securities, Inc.
1106 Second Street, Suite 183
Encinitas, California 92024

In planning and performing our audit of the financial statements of Tel-Effective Securities, Inc. for the year ended December 31, 2000, we considered the Company's internal control structure to determine our auditing procedures for the purpose of expressing an opinion on the financial statements.

Per the requirements of Section 17a-5, paragraph (g) (3) of the NASD Manual-Regulation T and SEC Rules, we performed an examination of the internal accounting controls of Tel-Effective Securities, Inc. for the year ended December 31, 2000. During our examination we found no conditions which would inhibit Tel-Effective Securities, Inc. from promptly completing securities transactions or which would cause it not to promptly discharge its responsibilities to customers, other brokers and dealers or creditors, or which would result in material financial loss, material misstatements in its financial statements, or result in violations of the Commission's recordkeeping or financial responsibility rules to an extent that could reasonably be expected to result in the conditions described in paragraph (g)(3)(i), (ii), or (iii) of Section 17a-5.

Due to the activity level of the corporation, the internal accounting controls are adequate. As business expands, other controls may be set in place to protect the business assets.

We will review the status of these comments during our next audit engagement. We have already discussed many of these comments and suggestions with you, and we will be pleased to discuss them in further detail at your convenience, to perform any additional study of these matters, or to assist you in implementing the recommendations.

ROBERTS & MILLER ACCOUNTANTS, INC.
Roberts & Miller Accountants, Inc.